Exhibit 99.1

Absolute Software Reports Annual Shareholders Meeting Voting Results

VANCOUVER, British Columbia – December 10, 2020—Absolute Software™ (TSX: ABST) (Nasdaq: ABST), a leader in Endpoint Resilience™ solutions, today announced that at its annual general meeting of shareholders held virtually on December 9, 2020, each of the six nominees listed below, and discussed further in Absolute’s management information circular dated November 6, 2020, were elected as Directors.

The voting results for each Director are as follows:

Director	Votes For (#)	Votes For (%)
Daniel Ryan	24,170,171	92.56%
Lynn Atchison	26,029,717	99.69%
Gregory Monahan	24,157,498	92.52%
Salvatore Visca	24,060,554	92.14%
Gerhard Watzinger	23,568,449	90.26%
Christy Wyatt	23,770,881	91.04%

Absolute’s shareholders also voted in favour of the re-appointment of Deloitte LLP as Absolute’s auditors.

Detailed voting results will be posted under Absolute’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Absolute Software

Absolute Software is a leader in Endpoint Resilience solutions and the industry’s only undeletable defense platform embedded in over a half-billion devices. Enabling a permanent digital tether between the endpoint and the enterprise who distributed it, Absolute provides IT and Security organizations with complete connectivity, visibility, and control, whether a device is on or off the corporate network, and empowers them with Self-Healing Endpoint™ security to ensure mission-critical apps remain healthy and deliver intended value.

©2020 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation in the United States and/or other countries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760

Media Relations

Becki Levine

press@absolute.com

858-524-9443